

May 5, 2010

Mail Stop 4720

*By U.S. Mail and facsimile to* (202) 204-5632

Thomas M. Petro
President and Chief Executive Officer
Fox Chase Bancorp, Inc
4390 Davisville Road
Hatboro, PA  19040

> **Re:    Fox Chase Bancorp, Inc**
> **Registration Statement on Form S-1/A**
> **Filed April 26, 2010**
> **File No. 333-165416**

Dear Mr. Petro:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note the Form 8-K filed April 30, 2010 providing $1^{st}$ quarter 2010 operating results for Fox Chase Bancorp. Please revise this registration statement to include a recent developments section in the forepart of the document.

Analysis and determination of the allowance for loan losses, page 71

2.  We note your response to Comment four that you obtain third party appraisals in the quarter
    you determine a loan to be collateral dependent. ASC 310-10-35-37&38 points out the need
    to evaluate the changes in carrying amount of impaired loans from period to period. Please
    tell us how your policy complies with this guidance.  Specifically, tell us and revise future
    filings to clarify and discuss how often you obtain third party appraisals subsequent to
    receiving the initial appraisal.

<center>* * * * *</center>

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provide any requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the
  disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact William Schroeder at 202-551-3294 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters.  Please
contact Jessica Livingston at 202-551-3448 or me at 202-551-3775 with any other questions.

Sincerely,


Todd K. Schiffman
Assistant Director


cc:     Scott A. Brown, Esq
        Kilpatrick Stockton LLP
        607 14th Street, N.W.
        Suite 900
        Washington, D.C. 20005